Exhibit (a)(14)


FOR IMMEDIATE RELEASE


CONTACT:   NE RESTAURANT COMPANY, INC.
           CONTACT: PAUL HOAGLAND,
           EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
           PHONE: (508) 870-9200
           FAX: (508) 870-9201


                              NE RESTAURANT COMPANY
                           COMPLETES CASH TENDER OFFER
                              FOR BERTUCCI'S, INC.

          Westborough, MA, July 21, 1998 --- NE Restaurant Company, Inc. ("NERC") announced today that its wholly owned subsidiary, NERC Acquisition Corp., had completed its cash tender offer for all outstanding shares of Common Stock of Bertucci's, Inc. (NASDAQ: BERT) at a price of $10.50 per share, net to the seller in cash.

          NERC stated that, based on a preliminary count, a total of approximately 8,329,831 shares of Bertucci's Common Stock (including approximately 213,905 shares subject to guarantees of delivery or receipt of additional documentation) had been properly tendered pursuant to the offer which expired at 12:00 midnight, New York City time, on Monday, July 20, 1998, and that all such tendered shares had been accepted for purchase in accordance with the terms and conditions of the offer.

          The shares tendered, together with the 430,000 shares of Bertucci's Common Stock owned by NERC prior to the commencement of the offer, constitute approximately 98.3% of Bertucci's currently outstanding Common Stock (or 95.9% of such outstanding shares excluding shares subject to guarantees of delivery or receipt of additional documentation).

          As previously announced any shares of Bertucci's Common Stock not tendered and purchased pursuant to the offer will be acquired in a subsequent merger transaction at the same $10.50 per share cash price. It is anticipated that the merger will be consummated later today pursuant to the short-form merger provisions of Massachusetts law, without the vote of the holders of the remaining shares of Bertucci's Common Stock.

          NERC, headquartered in Westborough, Massachusetts, operates two distinct restaurant concepts: Chili's Grill & Bar(R) ("Chili's") and On The Border Mexican Cafe(R) ("OTB") restaurants. NERC operates 33 restaurants, including 31 Chili's and two OTB's in five New England states. NERC develops and operates its restaurants under franchise agreements with Brinker International, Inc.